Laura E. Flores
Partner
+1.202.373.6101
laura.flores@morganlewis.com

VIA EDGAR
July 28, 2017

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Rydex Series Funds - Post Effective Amendment No. 165 (File Nos. 033-59692 and 811-07584)

Dear Ms. Mokodean:
This letter responds to the comment conveyed to us on July 28, 2017 relating to the Rydex Series Funds (the “Registrant”) Post-Effective Amendment No. 165 (“PEA No. 165”), filed on May 30, 2017. The purpose of PEA No. 165 was to reflect revised principal investment strategies and other corresponding changes for the Guggenheim Long Short Equity Fund (the “Fund”), a separate series of the Trust. For ease of reference, we have set forth below your comment followed by the Registrant’s response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectus and Statement of Additional Information (the “SAI”) included in the Registrant’s registration statement.
Prospectus Comment:

1.	Comment. Please confirm that the Fund uses the market value of its derivatives investments to calculate assets under management and asset-based fees.

Response. The Registrant has confirmed that the Fund uses the market value of its derivatives investments for purposes of calculating assets under management and asset-based fees.

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If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6101.
Sincerely,

/s/ Laura E. Flores
Laura E. Flores

cc: Amy J. Lee, Esq.